UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

JACKSONVILLE BANCORP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

469249106

(CUSIP Number)

John Caughey
CapGen Capital Group IV LP
1185 Avenue of the Americas
Suite 2000
New York, New York 10036
(212) 542-6868

Copy to:

Alison S. Ressler, Esq.
Sullivan & Cromwell LLP
1888 Century Park East, Suite 2100
Los Angeles, California 90067
(310) 712-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 19, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 469249106

1.	Names of Reporting Persons. CapGen Capital Group IV LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 26,684,144
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 26,684,144
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,684,144
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 49.8%*
14.	Type of Reporting Person (See Instructions) PN
_______________________
*
The calculation of the percentage of outstanding shares is based on 5,890,880 shares of Common Stock (as defined herein) outstanding as of February 1, 2013, as disclosed by the Issuer (as defined herein) in its Registration Statement on Form S-3 (the “Registration Statement”) filed with the Securities and Exchange Commission on February 8, 2013, plus 47,640,000 shares of Common Stock issued on February 19, 2013 upon mandatory conversion of the Preferred Stock (as defined herein).

CUSIP No. 469249106

1.	Names of Reporting Persons. CapGen Capital Group IV LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 26,684,144
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 26,684,144
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,684,144
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 49.8%*
14.	Type of Reporting Person (See Instructions) OO
_______________________

* The calculation of the percentage of outstanding shares is based on 5,890,880 shares of Common Stock outstanding as of February 1, 2013, as disclosed by the Issuer in the Registration Statement, plus 47,640,000 shares of Common Stock issued on February 19, 2013 upon mandatory conversion of the Preferred Stock.

CUSIP No. 469249106

1.	Names of Reporting Persons. Eugene A. Ludwig

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 26,684,144
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 26,684,144
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,684,144
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 49.8%*
14.	Type of Reporting Person (See Instructions) IN

_______________________
*
The calculation of the percentage of outstanding shares is based on 5,890,880 shares of Common Stock outstanding as of February 1, 2013, as disclosed by the Issuer in the Registration Statement, plus 47,640,000 shares of Common Stock issued on February 19, 2013 upon mandatory conversion of the Preferred Stock.

CUSIP No. 469249106

1.	Names of Reporting Persons. Robert B. Goldstein

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,500(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,500(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,500(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) (2)*
14.	Type of Reporting Person (See Instructions) IN

_______________________
*
The calculation of the percentage of outstanding shares is based on 5,890,880 shares of Common Stock outstanding as of February 1, 2013, as disclosed by the Issuer in the Registration Statement, plus 47,640,000 shares of Common Stock issued on February 19, 2013 upon mandatory conversion of the Preferred Stock.

(1)	Robert B. Goldstein and his spouse, Candy K. Goldstein share voting and dispositive power of these shares.
(2)	Less than 1%

CUSIP No. 469249106

1.	Names of Reporting Persons. John W. Rose

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 80,700(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 80,700(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 80,700(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) (2)*
14.	Type of Reporting Person (See Instructions) IN

_______________________
*
The calculation of the percentage of outstanding shares is based on 5,890,880 shares of Common Stock outstanding as of February 1, 2013, as disclosed by the Issuer in the Registration Statement, plus 47,640,000 shares of Common Stock issued on February 19, 2013 upon mandatory conversion of the Preferred Stock.

(1)	John W. Rose and his spouse Cheryl H. Rose share voting and dispositive power of these shares.
(2)	Less than 1%

EXPLANATORY NOTE

The Reporting Persons are filing this Amendment No. 5 on Schedule 13D (this “Amendment No. 5”) to amend the Schedule 13D filed on November 26, 2010 (as amended by Amendment No. 1 filed on August 27, 2012, Amendment No. 2 filed on September 28, 2012, Amendment No. 3 filed on January 4, 2013 and Amendment No. 4 filed on January 23, 2013, the “13D Filing”). Capitalized terms used herein, but not otherwise defined herein, shall have the meanings ascribed to such terms in the 13D Filing. Except as specifically amended and supplemented by this Amendment, the 13D Filing remains in full force and effect.

Item 2.

Item 2 of the 13D Filing is hereby amended and supplemented by replacing the first paragraph thereof in its entirety with the following:

This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) CapGen Capital Group IV LP, a Delaware limited partnership (“CapGen LP”), (ii) CapGen Capital Group IV LLC, a Delaware limited liability company (“CapGen LLC”), (iii) Eugene A. Ludwig, (iv) Robert B. Goldstein and (v) John W. Rose. The business address of each of the Reporting Persons is 1185 Avenue of the Americas, Suite 2000,  New York, New York 10036. The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 18. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated as follows:

The aggregate funds CapGen Capital Group IV LP used in connection with the purchase of 26,684,144 shares of Common Stock and 36,120,000 shares of nonvoting common stock, $0.01 par value per share (the “Nonvoting Common Stock”) were $56,687,296.00 (the “Purchase Price”). The Purchase Price was funded with a $2,530,000.00 intercompany loan and the balance with cash provided to CapGen LP by the limited partners of CapGen LP and its general partner, CapGen LLC (which cash was provided to CapGen LLC by its members). Mr. Ludwig funded the purchase of his 1,660,000 shares of Nonvoting Common Stock with $830,000 of personal funds. Mr. Goldstein funded the purchase of his 17,500 shares of Common Stock with $460,001 of personal funds and the purchase of his 1,000,000 shares of Nonvoting Common Stock with $500,000 in the cancellation of outstanding debt under the Issuer’s revolving loan agreements.  Mr. Rose funded the purchase of his 75,750 shares of Common Stock with $1,918,105 of personal funds and acquired 4,950 shares of Common Stock for his service as a member of the board of directors of the Issuer.  He funded the purchase of his 2,000,000 shares of Nonvoting Common Stock with $650,000 in the cancellation of outstanding debt under the Issuer’s revolving loan agreements and $350,000 of personal funds.

Item 4.	Purpose of Transaction

Item 4 of the 13D Filing is hereby amended by deleting the last sentence in the fourth paragraph thereof.

Item 4 of the 13D Filing is hereby amended and supplemented by adding the following paragraphs before the thirteenth paragraph thereof:

On February 18, 2013, the shareholders of the Issuer approved an amendment (the “Articles Amendment”) to the Issuer’s Amended and Restated Articles of Incorporation, as amended (the “Articles”) (i) to increase the number of authorized shares of the Issuer’s Common Stock to 400 million and (ii) to authorize 100 million shares of Nonvoting Common Stock.  The Articles Amendment became effective upon its filing with the Florida Secretary of State on February 19, 2013.

On February 19, 2013, the 50,000 outstanding shares of the Preferred Stock automatically converted into an aggregate of 47,640,000 shares of Common Stock and 52,360,000 shares of Nonvoting Common Stock (the “Conversion”). The Conversion was based on a conversion price of $0.50 per share and a conversion rate of 2,000 shares of Common Stock and/or Nonvoting Common Stock for each share of Preferred Stock outstanding.  No shares of the Preferred Stock remain outstanding as a result of the Conversion. In the Conversion, (i) CapGen LP received 24,000,000 shares of Common Stock and 31,060,000 shares of Nonvoting Common Stock upon conversion of its 27,530 shares of Preferred Stock, (ii) Mr. Ludwig received 1,660,000 shares of Nonvoting Common Stock upon conversion of his 830 shares of Preferred Stock, (iii) Mr. Goldstein received 1,000,000 shares of Nonvoting Common Stock, which he owns jointly with his spouse, upon conversion of their 500 shares of Preferred Stock, and (iv) Mr. Rose (together with his wife and separately through his and his wife’s respective retirement accounts) received an aggregate of 2,000,000 shares of Nonvoting Common Stock upon conversion of their aggregate 1,000 shares of Preferred Stock. In addition, John P. Sullivan, a director and member of the Issuer and member of the investment committee of CapGen LLC, who does not own any shares of Common Stock and therefore does not own any “equity securities” for purposes of Regulation 13D-G, received 400,000 shares of Nonvoting Common Stock through a revocable trust, for which he is the settlor, upon conversion of 200 shares of Preferred Stock.  Messrs. Goldstein, Rose and Sullivan collectively referred to herein as the “CapGen Related Persons”.

Item 5.                   Interest in Securities of the Issuer

Item 5(a) and (b) of the 13D Filing is hereby amended and restated as follows:

(a) and (b)

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
CapGen Capital Group IV LP	26,684,144	49.8%	26,684,144	0	26,684,144	0
CapGen Capital Group IV LLC	26,684,144	49.8%	26,684,144	0	26,684,144	0
Eugene A. Ludwig	26,684,144	49.8%	0	26,684,144	0	26,684,144
Robert B. Goldstein	17,500	(1)	0	17,500	0	17,500
John W. Rose	80,700	(1)	0	80,700	0	80,700

* The calculation of the percentage of outstanding shares is based on 5,890,880 shares of Common Stock outstanding as of February 1, 2013, as disclosed by the Issuer in the Registration Statement, plus 47,640,000 shares of Common Stock issued on February 19, 2013 upon mandatory conversion of the Preferred Stock.

(1) Less than 1%

Each of the Reporting Persons and each individual named in response to Item 5 hereof disclaims beneficial ownership of the shares of Common Stock referred to herein that such Reporting Person or individual does not hold directly.

Item 6.	Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

Item 6 of the 13D Filing is hereby amended and supplemented by inserting the following new section immediately following the section thereof entitled “Restated Registration Rights Agreement”:

Arrangement with Certain Related Persons

Any shares of Common Stock beneficially owned by the CapGen Related Persons are aggregated with CapGen LP’s Shares for purposes of the Fed’s determination of whether CapGen has reached the 49.9% ownership threshold. As a result, in connection with the Conversion, CapGen LP and the CapGen Related Persons, collectively, were required to receive Nonvoting Common Stock in addition to Common Stock in order for CapGen LP and the CapGen Related Persons to collectively remain below the 49.9% ownership threshold, which is calculated based on voting power. The CapGen Related Persons agreed with CapGen LP that CapGen LP would receive all of the Common Stock and that the CapGen Related Persons would receive only Nonvoting Common Stock.  In addition, Mr. Ludwig and the CapGen Related Persons have an arrangement with CapGen LP that the limited partners of CapGen LP may be offered the opportunity to purchase the shares of Nonvoting Common Stock owned by Mr. Ludwig and the CapGen Related Persons.

Item 7.	Material to be Filed as Exhibits

Item 7 of the 13D Filing is hereby amended and supplemented by inserting the following:

Exhibit 18	Joint Filing Agreement, dated February 21, 2013, by and among CapGen Capital Group IV LP, CapGen Capital Group IV LLC, Robert B. Goldstein, Eugene A. Ludwig and John W. Rose

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   February 21, 2013

CAPGEN CAPITAL GROUP IV LP

By:	CAPGEN CAPITAL GROUP IV LLC,
its general partner

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig
Title:	Managing Member

CAPGEN CAPITAL GROUP IV LLC

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig
Title:	Managing Member

EUGENE A. LUDWIG

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig

ROBERT B. GOLDSTEIN

By:	/s/ Robert B. Goldstein
Name:	Robert B. Goldstein

JOHN W. ROSE

By:	/s/ John W. Rose
Name:	John W. Rose

ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit	Title
Exhibit 18	Joint Filing Agreement, dated February 21, 2013, by and among CapGen Capital Group IV LP, CapGen Capital Group IV LLC, Robert B. Goldstein, Eugene A. Ludwig and John W. Rose